SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

R ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______ to ______

Commission file number 1-5097

JOHNSON CONTROLS SAVINGS AND INVESTMENT 401(K) PLAN
(Title of Plan)

JOHNSON CONTROLS, INC.
5757 North Green Bay Avenue
P.O. Box 591
Milwaukee, Wisconsin 53201

(Name and Address of Principal Executive Offices of Employer-Issuer)

JOHNSON CONTROLS SAVINGS AND INVESTMENT (401K) PLAN

Financial Statements and Supplemental Schedule
December 31, 2004 and 2003

Johnson Controls Savings and Investment (401k) Plan
Index to Financial Statements and Supplemental Schedule
December 31, 2004 and 2003

*Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

COLEMAN & WILLIAMS, LTD.
A Professional Services Firm

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator
of the Johnson Controls Savings and Investment (401k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Johnson Controls Savings and Investment (401k) Plan (the Plan) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Johnson Controls Savings and Investment (401k) Plan as of December 31, 2004 and 2003, and the changes in net assets for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Coleman & Williams, Ltd.

Milwaukee, Wisconsin
June 17, 2005

316 North Milwaukee Street, Suite 350
Milwaukee, Wisconsin 53202
Telephone 414.278.0170
Facsimile 414.278.1169

Johnson Controls Savings and Investment (401k) Plan
Statements of Net Assets Available for Benefits

	December 31,	
	2004	2003
Assets		
Investment in Master Trust	$1,666,054,240	$ 1,503,317,791
Participant loans	47,543,390	40,979,971
Total investments (See Note 3)	1,713,597,630	1,544,297,762
Receivables:		
Employer contribution	27,823,068	58,866,485
Participant contributions	436,545	272,087
Total receivables	28,259,613	59,138,572
Net assets available for benefits	$1,741,857,243	$ 1,603,436,334

The accompanying notes are an integral part of the financial statements.

Johnson Controls Savings and Investment (401k) Plan
Statement of Changes in Net Assets Available for Benefits

	Year Ended December 31, 2004
Additions	
Additions to net assets attributed to:	
Investment income:	
Net appreciation in fair value of investments in Master Trust	$ 108,251,261
Interest and dividends	31,367,263
	139,618,524
Contributions:	
Participant	76,823,446
Employer	27,840,032
	104,663,478
Total additions	244,282,002
Deductions	
Deductions from net assets attributed to:	
Benefits paid to participants	109,887,615
Administrative expenses	310,672
Total deductions	110,198,287
Net increase prior to transfers	134,083,715
Transfers from other plans, net	4,337,194
Net increase	138,420,909
Net assets available for benefits:	
Beginning of year	1,603,436,334
End of year	$ 1,741,857,243

The accompanying notes are an integral part of the financial statements.

Note 1 - Description of the Plan

The Johnson Controls Savings and Investment (401k) Plan (the "Plan") is a defined contribution plan adopted effective August 1, 1974 for participation by eligible employees of Johnson Controls, Inc. ("JCI", the "Company" and "employer") and selected subsidiaries as designated by the Company's Board of Directors. Participants should refer to the plan document for a more complete description of the Plan's provisions.

The Plan is administered by the Employee Benefits Policy Committee appointed by the Company.

Effective December 31, 2004, the Technotrim, Inc. Savings and Investment Plan was merged into the Plan. All participant balances held in the Technotrim, Inc. Savings and Investment Plan were transferred to the Plan as of December 31, 2004.

Note 2 - Organization and Accounting Policies

Accounting Method

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Administrative Expenses

Administrative expenses are paid by the Plan, as allowed by plan provisions, with all remaining expenses paid by the Company.

Savings and Investment Master Trust

Certain of the investments and all participant loans of the Plan are included under a master trust arrangement, the Johnson Controls, Inc. Savings and Investment Master Trust ("Master Trust"), trusteed by Fidelity Management Trust Company. All investments of the Master Trust, except the investment in the U.S. Equity Index Commingled Pool and the Fixed Income Fund, are stated at market value, based on quoted market prices. The fair value of the investment in the U.S. Equity Index Commingled Pool reflects a unit value computed daily based on share price, dividend information and the value of the fund's short-term investments. The guaranteed investment contracts within the Fixed Income Fund are stated at contract value, which approximates fair value. Contract value represents contributions made under the contract, plus interest at the contract rate, less participant withdrawals.

Note 2 - Organization and Accounting Policies (cont.)

Savings and Investment Master Trust (cont.)

Investment income of the Master Trust is allocated among the participating plans daily based on the plans' relative equity interests in each of the Master Trust's investment programs as of the beginning of the applicable day. Interest income and share price appreciation or depreciation are recorded daily by each of the applicable investment programs. Dividend income is recorded either quarterly or semi-annually, depending on the investment program.

Statements of Financial Position as of December 31, 2004 and 2003 and the Statement of Operations and Changes in Participating Plans' Equity for the year ended December 31, 2004 for the Master Trust are presented in Note 10.

The Plan had approximately a 78% interest and a 77% interest in the assets of the Master Trust at December 31, 2004 and 2003, respectively.

Forfeitures of $1,086,279 and $3,034,703, related to the Plan, were in the Master Trust at December 31, 2004 and 2003, respectively.

Employee Stock Ownership Trust

The Plan also holds an interest in the Johnson Controls, Inc. Employee Stock Ownership Trust ("ESOP Trust"), trusteed by Fidelity Management Trust Company. Prior to September 1, 2003, the assets of the ESOP Trust were invested solely in Johnson Controls, Inc. Series D Convertible Preferred Stock ("Preferred Stock"). From September 1 through December 31, 2003 the assets of the ESOP Trust included the Preferred Stock and the Common Stock Fund.

Prior to December 31, 2003, the Preferred Stock was valued at its estimated fair value as determined by an annual independent appraisal. Many factors, including the stated value of $512,000 per share ($51.20 per unit) and the Company's common stock price, were considered by the independent appraiser in arriving at estimated fair value. All participant forfeitures of unvested employer contributions of Preferred Stock were accounted for in the Preferred Stock Fund. No forfeitures related to the Plan were in the fund at December 31, 2004 and 2003, respectively. The Trustee converted each share of Preferred Stock into two shares of Johnson Controls, Inc. common stock on December 31, 2003, pursuant to the original shareholder rights, and within the Company's notice period for redemption.

At December 31, 2003, and thereafter, the ESOP Trust is comprised solely of the Common Stock Fund.

Statements of Financial Position as of December 31, 2004 and 2003 and the Statement of Operations and Changes in Trust Equity for the year ended December 31, 2004 for the ESOP Trust are presented in Note 9.

Note 2 - Organization and Accounting Policies (cont.)

Risks and Uncertainties

The Plan's investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Participant Loans

The Plan allows participants to borrow funds from their accounts. Regular payroll deductions are required to repay a loan. The loan will bear interest at a reasonable rate on the basis of rates charged by commercial lenders at the loan's inception. Loans must be repaid in full at the time of retirement or termination.

Note 3 - Investments

The following presents fair value of investments that represent 5% or more of the Plan's net assets available for benefits:

	December 31,	
	2004	2003
Investments at fair value as determined by quoted market price:		
Fidelity Magellan, 1,242,202 and 1,290,447 shares, respectively	$ 128,928,106	$ 126,128,295
JCI Common Stock, 6,431,184 and 6,691,615 units, respectively	856,119,211	817,581,460
Investments at estimated fair value:		
Fixed Income Fund, 236,408,456 and 220,749,955 units, respectively	236,408,456	220,749,955
U.S. Equity Index Commingled Pool, 3,840,686 and 3,960,174 units, respectively	143,718,469	133,735,065

Note 3 – Investments (cont.)

During 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $108,251,261 as follows:

Investments at fair value as determined by quoted market price:	
Fidelity Funds	$ 20,668,530
Vang Fund	745,451
JPM Fund	1,060,195
WF Fund	5,503
Artisan Fund	1,923,266
Putnam Funds	587,084
JCI Common Stock	69,098,987
	94,089,018
Investments at estimated fair value:	
U.S. Equity Index Commingled Pool	14,162,245
Net increase in fair value	$ 108,251,261

Note 4 - Participant Accounting

Participant recordkeeping is performed by Fidelity Investments Institutional Retirement Services Company ("Fidelity"). For all investment programs other than the JCI Common Stock Fund and the U.S. Equity Index Commingled Pool, Fidelity maintains participant balances on a share method. Participant investments in the JCI Common Stock Fund and the U.S. Equity Index Commingled Pool are accounted for on a unit value method. The unit value of the fund is computed daily based on share price, dividend information and the value of the fund's short-term investments. At December 31, 2004 and 2003, the Plan held 6,431,184 units and 6,691,615 units, respectively, of the JCI Common Stock Fund at unit values of $133.12 and $122.18, respectively, and as of the same dates, 3,840,686 units and 3,960,174 units, respectively, of the U.S. Equity Index Commingled Pool at unit values of $37.42 and $33.71, respectively.

Plan assets of $430,213,022 and $378,545,853 have been allocated to the accounts of persons who are no longer active participants of the Plan as of December 31, 2004 and 2003, respectively, but who have not yet received distributions as of that date.

Note 5 - Contributions

Participants can designate an amount up to fifteen percent (15%) of their gross salaries or wages of which the first six percent (6%) is eligible for the employer's matching contribution. Participant contributions are deposited in the investment programs of their choice. Participant contribution balances may be reallocated by participants among the investment programs at any time in increments of one percent. However, participants can reallocate deposits out of the Fixed Income Fund no more than once each calendar quarter in order to maximize the rate of return for that fund.

The employer's annual contribution to the Plan is stated as a percentage of the participants' eligible current year contributions which are in the Plan on December 31. An Employee Stock Ownership Plan (the "ESOP") was formed for the purpose of providing part or all of the employer contributions called for by the Plan, beginning with the 1989 contribution requirements. The ESOP Trust (see Note 2) acquired Preferred Stock of the Company by issuing debt, guaranteed by the Company. The dividends on the Preferred Stock plus Company contributions to the ESOP Trust are used by the ESOP Trust to service the debt. Annual debt service payments made by the ESOP Trust determine the amount of Preferred Stock allocated to the plan participants each year as an employer contribution. In the event that the employer matching contribution percentage for any year, as determined by the Company's return on equity formula defined in the Plan, exceeds the matching percentage provided by the ESOP Trust's Preferred Stock allocation, the excess is contributed by the Company to the Plan and invested in common stock of the Company.

The Company contribution for the plan year ended December 31, 2003 included the final allocation of preferred share units to participants. The ESOP loan was fully repaid on December 31, 2003.

A participant's interest in employer contributions, including increases and decreases in value, vests at the rate of twenty percent (20%) per year for each year of employment with the Company. If employment terminates other than by reason of retirement, death or total and permanent disability and the participant is not reemployed by the Company or its affiliates within 72 months of that date, the participant's interest in the nonvested portion of the employer contributions may be applied to reduce future employer contributions under the Plan.

Note 6 - Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated September 6, 1995, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

Note 7 - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

Note 8 – Party-in-Interest Transactions

Transactions involving JCI common and preferred stock, participant loans and the funds administered by Fidelity Management Trust Company, trustee of the Plan, are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.

Note 9 - Johnson Controls, Inc. Employee Stock Ownership Trust

Following are the Statements of Financial Position as of December 31, 2004 and 2003 and the Statement of Operations and Changes in Trust Equity for the year ended December 31, 2004 for the ESOP Trust:

Johnson Controls, Inc. Employee Stock Ownership Trust

Statements of Financial Position

	December 31, 2004	December 31, 2003
Assets		
Johnson Controls, Inc., Series D Convertible Preferred Stock (0 shares, respectively)	$ -	$ -
Johnson Controls, Inc. Common Stock (0 and 494.261 shares, respectively)	-	57,393,587
Fidelity U.S. Government Reserve Pool		-
Accrued interest	-	4,103
	$ -	$ 57,397,690
Liabilities and Trust Equity		
Current portion of long-term debt	$ -	$ -
Trust equity	-	57,397,690
	$ -	$ 57,397,690

Note 9 - Johnson Controls, Inc. Employee Stock Ownership Trust (cont.)

Johnson Controls, Inc. Employee Stock Ownership Trust
Statement of Operations and Changes in Trust Equity

	For the Year Ended December 31, 2004
Net depreciation	$ 3,883
Transfers	57,393,807
Total decreases	57,393,807
Net decrease in trust equity	57,397,690
Trust equity	
Beginning of year	57,397,690
End of year	$ -

Note 10 - Johnson Controls, Inc. Savings and Investment Master Trust

Following are the Statements of Financial Position as of December 31, 2004 and 2003 and the Statement of Operations and Changes in Participating Plans' Equity for the year ended December 31, 2004 for the Master Trust:

Johnson Controls, Inc. Savings and Investment Master Trust
Statements of Financial Position

	December 31,	
	2004	2,003
Assets		
Investments at fair value:		
Fidelity Puritan Fund	$ 66,152,072	$ 52,738,194
Fidelity Magellan Fund	149,926,321	145,717,173
Fidelity Growth & Income Portfolio	96,920,441	87,107,088
Fidelity Overseas Fund	55,734,440	42,508,097
Fidelity Asset Manager	41,018,158	38,092,049
Fidelity Low Price Stock	47,898,241	20,255,025
Fidelity Asset Manager: Growth	37,402,201	35,534,735
Fidelity Asset Manager: Income	12,226,172	9,688,874
Fidelity Retirement Government Money Market Portfolio	62,559,869	70,861,257
Fidelity Institutional Short-Intermediate Government Portfolio	26,560,088	28,713,916
Fidelity Short-Term Investment Fund	-	2,576,251
U.S. Equity Index Commingled Pool	202,982,080	196,779,710
Artisan Mid Cap Fund	52,205,044	40,875,812
Aim Small Cap Growth Fund	28,736,907	26,122,000
Vang Primecap	15,136,987	-
JPM Midcap Value	25,810,228	-
WF Small Cap Value	2,809,485	-
JCI Common Stock Fund	946,729,984	901,409,596
Participant Loans	65,304,782	56,072,274
	1,936,113,500	1,755,052,051
Investments at contract value:		
Fidelity Income Portfolio	262,088,610	241,298,862
Total Assets	$2,198,202,110	$ 1,996,350,913

Note 10 – Johnson Controls, Inc. Savings and Investment Master Trust (cont.)

Johnson Controls, Inc. Savings and Investment Master Trust
Statement of Operations and Changes in Participating Plans' Equity

		Year Ended December 31, 2004
Additions		
Additions to net assets attributed to:		
Investment Income:		
Fidelity Puritan Fund	$	1,596,646
Fidelity Magellan Fund		8,751,743
Fidelity Growth & Income Portfolio		6,415,556
Fidelity Overseas Fund		5,812,846
Fidelity Asset Manager		1,102,527
Fidelity Low Price Stock		5,249,848
Fidelity Asset Manager: Growth		1,343,173
Fidelity Asset Manager: Income		468,987
Fidelity Institutional Short-Intermediate Government Portfolio		(291,364)
Artisan Mid Cap Fund		6,360,849
U.S. Equity Index Commingled Pool		20,185,139
Vang Primecap		1,048,574
Aim Small Cap Growth Fund		1,935,057
JPM Midcap Value		1,571,718
WF Small Cap Value		7,167
JCI Common Stock Fund		77,020,124
		138,578,590
Contributions		
Participant		111,509,267
Employer		64,487,054
		175,996,321
Interest and dividend income		39,631,379
Total additions		354,206,290
Deductions		
Deductions from net assets attributed to:		
Participant withdrawals		148,479,538
Administrative fees		416,282
Total deductions		148,895,820
Net increase prior to reallocations and transfers from other plans		205,310,470
Participant reallocations from investments outside the Master Trust		(458,180)
Transfers to other plans, net		(3,001,093)
Net increase		201,851,197
Net assets available for benefits:		
Beginning of the year		1,996,350,913
End of the year	$	2,198,202,110

Johnson Controls Savings and Investment (401k) Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2004
Plan No. 333, EIN: 39-0380010

Identity of issue, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current Value
*Fidelity Funds:		
Fixed Income	236,408,456 shares	$ 236,408,456
Puritan	2,539,283 shares	48,119,418
Magellan	1,242,202 shares	128,928,106
Growth & Income	1,533,061 shares	58,578,250
Overseas	878,227 shares	31,071,665
Asset Manager	903,042 shares	14,638,305
Low Price Stock Fund	866,384 shares	34,871,951
Asset Manager: Growth	1,463,232 shares	21,685,100
Asset Manager: Income	576,626 shares	7,305,851
Retirement Government Money Market Portfolio	10,387,854 shares	10,687,834
Short-Intermediate Government Portfolio	1,699,722 shares	16,419,315
U.S. Equity Index	3,840,686 shares	143,718,469
AIM Small Cap Growth Fund	310,652 shares	8,645,445
Artisan Mid Cap Fund	584,864 shares	17,288,594
Vang Primecap Inv	179,705 shares	11,195,594
JPM Midcap Value IS	816,731 shares	18,213,110
WF Sm Cap Value Inst	145,230 shares	2,159,566
*JCI Common Stock	6,431,184 shares	856,119,211
		1,666,054,240
*Participant Loans (1)		47,543,390
Total Investments		$ 1,713,597,630

(1) There were 8,097 outstanding loans to participants at December 31, 2004, with varied maturities of up to 5 years. Each loan's interest rate is fixed at the prime rate as of the beginning of the calendar quarter in which it is issued. Interest rates range between 4.00% and 9.50%.

* Indicates party in interest

Note: cost information is not required for participant-directed investments and is therefore not included.

Johnson Controls Savings and Investment (401k) Plan
Signature
December 31, 2004 and 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Johnson Controls, Inc. Benefits Administrative Committee have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

JOHNSON CONTROLS SAVINGS AND INVESTMENT (401k) PLAN

By: ______________________
R. Bruce McDonald
Vice President and Chief Financial Officer
JOHNSON CONTROLS, INC.

June 24, 2005

Johnson Controls Savings and Investment (401k) Plan

Index to Exhibits

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Plan Administrator of the
Johnson Controls Savings and
Investment 401 (k) Plan:

We consent to incorporation by reference in the Registration Statement No. 333-66073 on Form S-8 of Johnson Controls, Inc. of our report dated June 17, 2005, relating to the statements of net assets available for benefits of Johnson Controls Savings and Investment 401 (k) Plan as of December 31, 2004 and 2003, the related statement of changes in net assets available for benefits for the year ended December 31, 2004, and the related supplemental schedule of Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2004, which report appears in the December 31, 2004 annual report on Form 11-K of Johnson Controls Savings and Investment 401 (k) Plan.

Coleman & Williams, Ltd.

Milwaukee, Wisconsin
June 24, 2005